Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
Frequently Asked Questions
NetApp Acquisition of Data Domain
General & Strategy Questions
What have NetApp and Data Domain just announced?
☐	NetApp has announced its intent to acquire Data Domain for $25.00 per Data Domain common share in cash and stock or approximately $1.5B fully diluted aggregate value (net of Data Domain’s cash). It is anticipated the deal will close within 60-120 days subject to customary closing conditions including regulatory approval.
What is the rationale behind the acquisition?
☐	There are several drivers of this acquisition:
o	Data Domain is a high-growth innovation leader that will maximize the combined company’s growth and market position. Data Domain grew 122% YoY from CY2007 to CY2008.

o	Data Domain expands NetApp’s reach into new markets and opportunities adding multi-vendor disk-based backup. NetApp expands distribution for Data Domain products in EMEA, APAC and many enterprise accounts.

o	Expansion of ability to capture greater share of the high-growth opportunity in tape minimization where Data Domain is widely acknowledged as the leader in Backup Data Reduction / Deduplication (InfoPro Wave 12, March 2009).

o	Further reinforcement of NetApp’s leadership position in storage efficiency, as NetApp is rated #1 in Online Data Reduction / Deduplication (InfoPro Wave 12, March 2009).
Why now?
☐	NetApp is a leading provider of storage and data management. Part of the NetApp growth strategy is the addition of new product lines that address large incremental opportunities, including backup systems that minimize the use of tape in a multi-vendor storage environment. Data Domain has established a leading position in this high-growth market, and NetApp has market coverage and customer access in geographies in which Data Domain has had more limited reach. We believe the combination of our companies can drive more revenue at lower cost than we could do separately.
What is the Total Available Market that Data Domain addresses?
☐	Data Domain provides a disk-based alternative to tape for data backup and archive, which is estimated to be at least $3B according to reports from IDC and The Taneja Group.
Why is this good for Data Domain?

☐	NetApp brings to Data Domain a broader worldwide channel that will expand sales in EMEA, APAC and in Enterprise accounts. NetApp also has a strong, global support infrastructure that will accelerate deployment of Data Domain products on a broad scale across global enterprises. NetApp is committed to the future of the Data Domain product line.
Why is Data Domain revenue incremental for NetApp? You have claimed to be in the disk-based backup market for a long time.
☐	NetApp mainly provides integrated backup and data protection for users of NetApp primary storage. Many of these capabilities are integrated directly into our Data ONTAP operating system and have been well adopted within our customer base. These capabilities enable our customers to create a disk tier to protect their data and to minimize tape’s role in the process.

☐	Data Domain provides systems designed to serve any primary storage environment, including EMC and HP, and to enable customers to adopt disk-based backup in order to minimize tape’s role in the process. NetApp has built a niche in this market with our VTL product, but Data Domain has established a leadership role in this high-growth market with its deduplication products. As a result, we believe that Data Domain represents a new, growing, and incremental market opportunity for NetApp.
Financial Aspects of the Deal
What is the purchase price?
☐	The price is $25 per Data Domain share or approximately $1.5B in cash and stock (net of Data Domain’s cash).
When do you expect the deal to close?
☐	We anticipated the deal will close within 60-120 days subject to customary closing conditions including regulatory approval.
When will the acquisition be accretive?
☐	We expect the acquisition to be accretive within 12 months after the close based on conservative cost synergy assumptions.
What are your expectations for the revenue and earnings ramp after the Data Domain acquisition closes?
☐	The uncertainty in the macro economy makes it difficult to predict. We believe that we will find revenue synergies, but it is premature to speculate as to the magnitude of those synergies or the timeframe it will take to recognize them.

Customers, Partners, and Market
How will customers benefit from this transaction?
☐	After the close, NetApp can apply a worldwide sales, support, and service network as well as broader partner relationships to the delivery and support of the existing Data Domain products. This will accelerate customer adoption and the broad deployment of Data Domain products on a worldwide basis.
Who are some of the customers who have deployed the Data Domain product? What are they using it for?
☐	Data Domain customers cut across virtually all vertical industry types, including automotive, consumer/retail, energy, financial services, government, healthcare, media and entertainment and telecommunications. The US Army, Lloyd’s TSB, TiVo, Teck, Ingram Entertainment, and The New York Mets, all have deployed Data Domain to minimize the cost and complexity of tape backup in their environments. These case studies are publicly available on www.datadomain.com.
Why is this good for Data Domain and NetApp channel partners?
☐	Data Domain channel partners will benefit from the more robust NetApp Partner Program. NetApp channel partners will gain access to the Data Domain portfolio to pursue incremental revenue opportunities.
Will NetApp support and broaden relationships with Data Domain channel partners?
☐	After the close, those Data Domain partners who become part of the NetApp Partner Program will see expanded opportunities from the inclusion of Data Domain products in the NetApp Partner Program, as well as access to a broader set of NetApp products.
Can I still purchase Data Domain products from Data Domain until the deal closes?
☐	Yes. Until the transaction is complete, these products will be offered by Data Domain. Please contact your existing Data Domain sales representative to assist you, or visit www.datadomain.com for contact information. NetApp will offer the Data Domain product line after the deal closes.
Should Data Domain customers continue to call Data Domain customer support?
☐	Yes. Until the transaction is complete, Data Domain continues to operate as a separate business. Data Domain customers should continue to use existing Data Domain contacts for support, professional services and sales to address immediate and ongoing needs. We will communicate all changes and transitions well in advance through these familiar channels.
Should Data Domain customers continue to contact their Data Domain sales representative?
☐	Yes. Until the transaction is complete, Data Domain continues to operate as a separate business, and until further advised, customers should rely on existing relationships.

Will this acquisition impact any existing project, deployment or services engagements?
☐	It is not expect that this transaction will impact any existing project, deployment or services engagement.
Will training on Data Domain products continue?
☐	Yes. Until the transaction is complete, Data Domain continues to operate as a separate business. After the closing, NetApp plans to continue and expand Data Domain’s existing education program.
How does NetApp plan to maintain Data Domain’s deduplication technology and product expertise?
☐	Data Domain employees will be integral in the execution of NetApp’s plans to grow Data Domain’s deduplication storage business.
Product Strategy and Portfolio
Will you continue to ship Data Domain’s current products? What about the roadmap?
☐	Yes. NetApp plans to continue to offer the entire Data Domain product line. NetApp’s plans to continue to execute on the Data Domain product development direction to address the scope and scale requirements of large data centers and enterprises. NetApp will say more about the roadmap after close.
Will IBM have access to Data Domain products through the NetApp OEM agreement with them?
☐	Per the NetApp OEM agreement, IBM will have the option to offer these products after the close.
People
How will NetApp organize and manage Data Domain after the acquisition?
☐	We intend to operate Data Domain as a separate product line and development organization within Product Operations. More details about organization will be available after the close of the deal.
What can NetApp and Data Domain do together prior to the close?
☐	Nothing outside of the scope of the integration team. It is essential that the two companies continue to operate independently until the transaction closes.

About Data Domain
How many employees does Data Domain have and where are they located?
☐	Data Domain has about 800 employees in Santa Clara, CA, RTP, Princeton, NJ and sales offices around the world.
Whom can we contact at Data Domain for their side of the story?
☐	Contact Edward Luboja at edward.luboja@datadomain.com for all inquiries
What is Data Domain’s current revenue?
☐	Data Domain did $274m in FY08, up 122% over FY07
What is Data Domain’s current margin? profitability? operating expense structure?
☐	Gross margins are about 72% and Data Domain earned $16.8m of operating profit in FY08
Where can I go to learn more about Data Domain’s products and solutions?
☐	Prior to close, go to www.Data Domain.com
How much of Data Domain’s revenue is US-based versus international?
☐	About 77% of Data Domain’s revenue is US, 16% EMEA, 7% APAC
Who are Data Domain’s biggest partners? Any who are not current partners with NetApp?
☐	84% of Data Domain’s business flows through channel partners.
Forward-Looking Statements
This document contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.